TIOMIN RESOURCES INC.

News Release (TSX: TIO)

Tiomin Notes News Release from Jaguar Financial Announcing Its Intention to Not Proceed With Its Requisition for a Special Meeting of Shareholders of Tiomin

TORONTO - April 27 2009 - Tiomin Resources Inc. ("Tiomin" or the "Company") announced today that Jaguar Financial Corporation ("Jaguar") issued a news release on Friday April 24, 2009 communicating that Jaguar will not proceed with its requisition for a special meeting of shareholders of Tiomin that was previously announced on February 13, 2009.

Jaguar states in its release that the reason for not pursuing the requisition for the Special Meeting was Tiomin's decision to withdraw from the proposed business combination with Cadiscor Resources Inc. ("Cadiscor"). Tiomin announced this decision on February 19, 2009.

Despite Tiomin's withdrawal from the proposed Business Combination with Cadiscor – which was a direct result of Jaguar's actions, including Jaguar's requisitioning a special shareholders meeting to review the transaction – the Company still strongly believes that the Cadiscor transaction would have been transformational and added tremendous value for Tiomin shareholders.

While the Cadiscor transaction is no longer available to Tiomin, the current board remains firmly focused on its strategy to enhance shareholder value. It is working diligently to realize the value in Tiomin's current assets while also seeking an accretive transaction such that Tiomin's cash can be married with producing or near-producing assets.

Jaguar has made a number of statements over the past several months which Tiomin's management and board deny. Despite this, Jaguar's news release also states that it will continue to pursue all legal remedies in respect of Tiomin, its officers and directors and other parties that it previously announced.

On April 2, 2009, the Company announced that it had received notice from Jaguar of its intention to commence a court application for leave to file a derivative legal proceeding in the Company's name under the Canada Business Corporations Act against the current directors, a former director and third parties. This matter is now before the Court and the Company and the directors will be vigorously defending themselves against the issues raised in this matter.
Tiomin is mailing its Proxy Circular shortly, and looks forward to updating shareholders on its progress at its Annual Meeting of Shareholders. The meeting is scheduled for Tuesday May 26, 2009 at 10:00 am at The Toronto Stock Exchange Tower, the Gallery Room, Toronto, Ontario.

About Tiomin Resources Inc.
Tiomin is enhancing shareholder value by the acquisition, exploration and development of industrial mineral, precious and base metal projects. Jinchuan, one of China's largest mining companies, owns approximately 18.52% of Tiomin.

SUPPL

Tiomin has four main assets:
1) approximately $17.3 million of working capital (after the Feb. 20th Kivu Gold Corp. investment);
2) 49% interest in the Pukaqaqa copper and gold project in Peru;
3) 100% interest in the Kwale titanium project in Kenya; and
4) 33.5% interest in Kivu Gold Corporation, a mineral exploration company focused on sub-Saharan Africa.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.